

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2008

Mr. Clifford T. Davis
Chief Financial Officer
Nevsun Resources Ltd.
800 – 1075 West Georgia Street
Vancouver, British Columbia CANADA V6E 3C9

> **Re: Nevsun Resources Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-32405**

Dear Mr. Davis:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief